

Via U.S. Mail and Facsimile (781/237-6880)

November 29, 2010

Howard N. Feist III
Vice President – Finance and Chief Financial Officer
American Biltrite Inc.
57 River Street
Wellesley Hills, MA 02481

> **Re:** **American Biltrite Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Definitive 14A Filed April 1, 2010**
> **File No. 001-04773**

Dear Mr. Feist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Narrative Description of Business, page 5</u>

<u>Raw Materials, page 6</u>

1. In future flings, please disclose the names of your principal suppliers pursuant to Item 101(h)(4)(v) of Regulation S-K.

<u>Competition, page 7</u>

2. In future filings, please disclose your competitive position in the industry pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Patents and Trademarks, page 8

3. In future filings, please disclose the duration of your patents, trademarks and licenses. See Item 101(h)(4)(vii) of Regulation S-K.

Key Customers, page 8

4. We note that two customers of Congoleum accounted for over 10% of your sales for the year ended December 31, 2009. In future filings, please file your material agreements with these two customers as exhibits pursuant to Item 601(b)(10) or tell us why you are not required to do so.

Item 5. Market for Registrant's Common Equity and Related Security Holder Matters, page 28

5. Please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Exhibit Index, page 122

6. We note that Exhibit 10(18) is not incorporated by reference to the Form 8-K filed on June 19, 2009. Exhibit 10(18) is found in the Form 8-K filed on July 7, 2009. In future filings, please revise the reference to Exhibit 10(18) and review the citations to your remaining exhibits.

Definitive Proxy Statement

Board of Directors Role in Risk Oversight, page 11

7. In future filings, please revise to provide the disclosure required by Item 407(h) of Regulation S-K.

Board of Directors Committees, page 11

8. We note disclosure in the fourth paragraph on page 12 that the number of audit committee meetings held during 2009 is set forth in the Audit Committee Report. We note no disclosure of this information in the Audit Committee Report. Please tell us where this disclosure is located and if it is not disclosed, please tell us the number of audit committee meetings held during 2009 and confirm to us that you will include this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief